INTERIM REPORT TO SHAREHOLDERS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004

	Three Months Ended		Nine Months Ended
UNAUDITED	September 30		September 30
US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	2004	2003	2004	2003
Cash flow from operations	$203	$138	$527	$400
— per share	$0.72	$0.46	$1.85	$1.34
Net income	$192	$100	$528	$219
— per share	$0.68	$0.32	$1.85	$0.65

Fellow Shareholders:

The third quarter of 2004 seemed like it was more active than others. In fact, for various reasons, many transactions we have been working on, and waiting for, all came to fruition at the same time.

We have been working in recent years to reposition the company out of cyclical resource assets and into lower risk, higher cash returning real estate and power generation assets. During the quarter we took the final steps towards monetizing our remaining resource assets and also completed the acquisition of over a billion dollars of real estate and power assets. In conjunction with the approximate $10 billion of real estate and power assets purchased in the past number of years, our asset profile has been substantially repositioned.

Should we be successful at monetizing our investment in Noranda, it will increase our financial liquidity to over $4 billion and enable us to finance the continued build out of our asset management platform and further investment into real estate, power and possibly other similar types of assets.

Our strategy remains focused on investing our financial resources into high quality assets which generate cash and appreciate in value over time, while ensuring we maximize return on capital employed. We do realize that the future return on the deployment of our substantial financial liquidity will be a meaningful determinant of the future valuation for the company. But, as we have redeployed far in excess of this amount of capital in recent investments, we believe we will be successful in implementing our plans. While this is not without risks, we will attempt to remain vigilant with our financial discipline, particularly in the present asset pricing environment.

BUSINESS INITIATIVES

During the third quarter, we made significant progress in implementing our business plan, building on a number of initiatives undertaken in the first half of the year.

Acquisitions

Finalized the acquisition of a $900 million portfolio of high quality hydroelectric power generating facilities on 14 river systems in New York State. The addition of these 71 hydroelectric power plants to our existing facilities increases our installed capacity to over 2,600 megawatts on 35 river systems, primarily in the northeast U.S. and Canada. The low cost structure of these assets and their location, close to our existing facilities and interconnections to neighboring power markets in New England, Ontario and Quebec, solidifies our competitive position in these markets. We anticipate that these new facilities will generate annualized cash flows, assuming average water levels, of approximately $90 million next year.

Expanded our presence in the Washington office property market to 1.5 million square feet in three properties, with the acquisition of a premier office tower located on the Potomac River in Washington, D.C. The 19-storey Potomac Tower is fully leased to three major tenants. These acquisitions further our selective office property strategy, which remains focused on premier office space in our core markets of New York, Boston, Washington, San Francisco, London, Toronto and Calgary.

Acquired $70 million of the mezzanine tranches of a $750 million financing on the Bank of America Tower in San Francisco, secured by one of the finest office properties in the city.

Financings

Completed a $500 million bridge financing on the recently acquired New York power assets. This bridge loan will be refinanced over the next eighteen months with long-term fixed rate, non-recourse debt.

Completed the issue of a $300 million collateralized debt obligation (CDO) to institutional investors. The CDO is secured with mezzanine mortgages underwritten by us, rated by Moody’s, and secured by office and other properties. We retained $32 million of the CDO with a return to us exceeding 15%.

Completed approximately $300 million of non-recourse property and corporate preferred share financings in the company’s commercial property operations.

Completed a C$77 million refinancing of a Northern Ontario power asset through the issuance of five year senior bonds secured by our Lake Superior Power facility, a 110 megawatt natural gas-fired, combined-cycle cogeneration plant located in Sault Ste. Marie.

Dispositions

Announced that exclusive negotiations had begun between Noranda, China Minmetals and Brascan on a proposal for China Minmetals to acquire 100% of the outstanding shares of Noranda. The proposed transaction consists substantially of cash as well as the distribution to Noranda shareholders of certain Noranda holdings, principally its aluminum business. The proposal, if completed, will result in Brascan receiving approximately $1.7 billion of cash, and our share of other proceeds, largely the spin-off of Noranda’s aluminum business, for our 42% interest.

Received $190 million of special dividend payments from Norbord and our public homebuilding operations as both have been generating cash far in excess of what could be utilized prudently within their operations. Norbord distributed C$1.00 per share to all shareholders and we received US$9.00 per share earlier this year from our homebuilding operations.

Monetized US$300 million or 30 million shares of our investment in Norbord to an underwriting syndicate at C$12.75 per share on an ex-dividend basis. We continue to own an effective 22% interest in Norbord, representing 33 million shares, which will allow us to continue to benefit from Norbord’s outstanding performance.

OPERATING BUSINESS HIGHLIGHTS

During the third quarter, we continued to focus on strengthening our cash flow from operations and increasing our return on capital.

Real Estate

Our commercial property operations, met their financial targets in the third quarter and benefited from continued improvements of the fundamentals in the Class A office property market. We are experiencing increased leasing activity across our key markets, particularly in New York, with tenants more confident in committing to long-term leases. During the quarter, we leased 800,000 square feet of space, four times our scheduled lease expiries, bringing our total leasing activity for 2004 to 2.5 million square feet.

We are 96% leased in our core markets with very few leases expiring over the next few years and an average lease term of 10 years across our portfolio. Backed by one of the strongest lease profiles in the industry, and proactive leasing strategies, we are confident in our ability to continue to deliver a stable stream of cash flow while remaining well positioned to take advantage of situations which enable us to enhance our cash flows.

Demand for homes in our key residential markets remained strong during the third quarter. Net new orders were over 1,500 homes for the nine months ended September 30, 2004, an increase of 8% over the same period last year. This demand should enable us to create an order backlog at year end of 30% of planned 2005 home sales.

Our Real Estate Advisory Services Group continued to expand their operations. During the third quarter, we completed the sale of a portfolio of 15 office properties in Toronto to European investors. In addition, we completed three other major advisory assignments in 2004, bringing combined transactions to over $1 billion.

Power Generation

During the quarter, cash flow from our power operations doubled, and year to date, we generated $213 million of operating cash flow, an increase of 85% over the same period last year. While it should be noted that this strong performance is partly due to comparisons with relatively low water levels last year, several other factors enhanced our performance in 2004. These included proactive renegotiation of power contracts, operational improvements, and contributions from power facilities recently added to the portfolio. For the balance of 2004, our results should continue to be strong, as a result of contributions from our recent acquisition in New York State, and current high reservoir levels.

2	Brascan Corporation

Our strategy going forward is much the same as it is in our real estate operations. We are focused on increasing the percentage of revenue under long-term contracts with creditworthy counterparties. Opportunistically, we are also working to maximize the price we achieve for non-contracted power, and in particular, optimizing our peak power sales by utilizing our storage capacity and operating flexibility, in order to achieve higher overall operating cash returns.

We continue to seek opportunities to expand our portfolio of high quality power generating facilities. While we prefer to build on our presence in our existing markets, we are also looking at other markets.

Funds Management

We are expanding our asset management platform by offering our core operating expertise to institutional investors, who are investing with us in new opportunities. This includes our existing funds and new funds, which we are currently marketing.

Our Bridge Lending Fund has been very active in our areas of expertise — real estate, power and resources. During the third quarter, the fund provided Atlas Cold Storage, which owns industrial cold storage facilities, with C$250 million to refinance existing debt. We also provided a C$120 million commitment for acquisition funding to a Calgary based oil and gas producer. Year to date, we have committed financing totalling approximately C$600 million and we are in the process of increasing the size of the Fund to C$1 billion.

During the third quarter, our Restructuring Fund, assisted Western Forest Products emerge from court protection. The company is today well positioned to benefit from improved industry fundamentals and rationalized operations. With the objective of leading a similar restructuring initiative, we recently purchased C$141 million of senior secured debt in Concert Industries, a specialized Canadian manufacturer of non woven air laid fabrics used in personal care consumer products.

Lastly, our specialty Funds group recently launched a third Canadian income trust product called the Brascan SoundVest Total Return Fund.

INVESTMENTS

We continue to own 123 million shares of Noranda. Subject to the completion of the proposed China Minmetals transaction, we will receive a direct 42% stake in Norandal, Noranda’s aluminum business. We plan on holding our Norandal shares should this transaction occur, and work with management, to build value over the next number of years.

During the third quarter, Nexfor completed the distribution of its two business units, which are now trading separately in the capital markets. Norbord, a pure-play panel board company, continued to deliver strong operating results, backed by the buoyant North American housing market and improved supply-demand balance in the OSB markets in Europe. Fraser Papers, a specialty paper company, generated positive free cash flow in its first quarter as a public company and revitalized its efforts to reduce costs, reposition non-core assets and develop new and higher value products for its customers.

OUTLOOK

With current financial capacity of over $2 billion, the potential to generate close to $2 billion of cash from the sale of our interest in Noranda, and more than $700 million of free cash flow generated annually, we believe we are well positioned to continue to grow our cash flow from operations and underlying value of our company.

As we invest capital back into our core operations, repurchase common shares, increase dividends to shareholders, and expand our asset management platform, we will ensure we remain vigilant to invest your capital wisely.

In the short-term we look forward to being able to bring clarity to our investment in Noranda. Over the longer term we will continue with our commitment to work on building long-term shareholder value on a per share basis.

Lastly, you can be assured that the decisions we make in the company in the coming years will be guided by our continued commitment to our Principles of Investment articulated annually in our report to shareholders.

/s/ J. Bruce Flatt
J. Bruce Flatt President and Chief Executive Officer

November 4, 2004

Q3/2004 INTERIM REPORT	3

MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW

The following discussion and analysis is intended to provide readers with an assessment of our performance for the first nine months of 2004 and the comparable period in the prior year, as well as our financial position and future prospects. It should be read in conjunction with the unaudited consolidated financial statements and appended notes, which are included on page 13 of this report. Additional information, including the company’s consolidated financial statements and management discussion and analysis for the year ended December 31, 2003, as well as the company’s Annual Information Form, is available on the company’s web site at www.brascancorp.com or on SEDAR’s web site at www.sedar.com.

Operating Results

The following is a summary of Brascan’s operating cash flow and net income, and a reconciliation between the two measures. Management uses cash flow from operations as a key measure to evaluate performance and to determine the underlying value of its businesses. We consider this to be an appropriate measure for performance because it is tangible, it is indicative of the value of our assets and it is utilized by financial analysts and investors as a key measure in each of our operating sectors.

	Three Months Ended September 30		Nine Months Ended September 30
US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	2004	2003	2004	2003
Net income	$192	$100	$528	$219
Adjustment for non-cash items [1]	(4)	21	(48)	131

Income before non-cash items	188	121	480	350
Dividends from Noranda and Norbord	15	17	47	50

Cash flow from operations and gains	$203	$138	$527	$400

Per fully diluted share
Cash flow from operations and gains	$0.72	$0.46	$1.85	$1.34
Net income	$0.68	$0.32	$1.85	$0.65

1.	Depreciation and amortization, taxes and other provisions, and equity accounted earnings from Noranda, Norbord and Fraser Papers, net of minority interests’ share in these items.

Operating cash flow for the three months ended September 30, 2004 increased 47% to $203 million compared with $138 million in the third quarter of 2003. Total cash flow, prior to preferred share dividends, increased to $527 million for the nine month period.

The current period operating results reflect continued strong cash flow growth in many of the company’s operations, and we recognized a substantial gain on the monetization of 15% of our investment in Norbord. In particular, the contribution from our power generating operations nearly doubled compared with the same period last year. Financing costs increased relative to the prior period due to the issuance of preferred equity and long-term debt during 2003 and early 2004 to finance growth initiatives as well as a continued shift away from a floating rate to a fixed rate liability profile.

Net income for the three months ended September 30, 2004 increased 92% to $192 million compared with $100 million in the third quarter of 2003. For the nine months ended September 30, 2004, net income was $528 million compared with $219 million in 2003. This strong performance was driven by increased contribution from our resource investments which have benefited from improved pricing and higher production volumes.

The operating results for each segment on a cash flow basis are discussed in more detail within the Operations Review which follows. A specific discussion of net income and a complete reconciliation between operating cash flow and net income is presented on page 10.

Financial Profile

Total assets at book value increased to $18.9 billion as at September 30, 2004 from $16.3 billion at December 31, 2003. The increase was due to a higher level of invested assets in our real estate, power generation and funds management operations. The increase in book value of assets was funded primarily through increased property specific mortgages, other debt of subsidiaries and the issuance of preferred share capital. The underlying values are calculated based on calculations set forth in our Supplemental Information Package, which is posted on our web site at www.brascancorp.com.

4	Brascan Corporation

	Underlying Value	Book Value
	Sept. 30	Sept. 30	Dec. 31
US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	2004	2004	2003
Assets
Real estate [1]	$13,932	$9,321	$8,311
Power generation	4,380	2,914	1,927
Funds management	2,056	1,648	1,215

	20,368	13,883	11,453
Investments	3,282	2,058	2,003
Cash and financial assets	1,596	1,596	1,236
Accounts receivable and other	1,378	1,378	1,623

	$26,624	$18,915	$16,315

Liabilities
Non-recourse borrowings Property specific mortgages	$5,944	$5,944	$4,881
Other debt of subsidiaries	2,376	2,376	2,075
Corporate borrowings	1,431	1,431	1,213
Accounts and other payables	2,216	2,216	1,745
Shareholders’ interests
Minority interests of others in assets	3,741	1,505	1,516
Preferred equity — corporate and subsidiaries	2,057	2,057	1,861
Common equity	8,859	3,386	3,024

	14,657	6,948	6,401

	$26,624	$18,915	$16,315

Per common share	$33.25	$13.12	$11.69

1.	The company’s interest in Canary Wharf Group, plc is included in real estate, whereas it is included in “Investments” in the consolidated financial statements.

OPERATIONS REVIEW

Real Estate

Our real estate operations consist of commercial properties, predominantly office properties, residential properties, income producing land, development properties, and real estate services activities. We manage approximately 140 million square feet of real estate properties. This includes our own commercial properties and co-ownership interests of approximately $2.2 billion held by institutional investors. These operations are located predominantly in North America, but also include operations in Brazil.

The composition of the company’s real estate assets and the associated operating cash flows are as follows:

	Underlying Value	Book Value		Operating Cash Flow
				Three Months Ended		Nine Months Ended
	Sept. 30	Sept. 30	Dec. 31	September 30		September 30
US$ MILLIONS	2004	2004	2003	2004	2003	2004	2003
Commercial properties	$10,674	$7,405	$6,622	$170	$156	$521	$468
Residential properties	1,770	936	738	62	40	139	81
Income producing land	202	126	129	3	1	8	3
Development properties	1,070	805	774	—	18	—	42
Real estate services	216	49	48	8	7	16	12

	$13,932	$9,321	$8,311	$243	$222	$684	$606

The inclusion of our 16% interest in Canary Wharf Group, plc, with a book value of $450 million, together with the acquisition of Edison Place and Potomac Tower in Washington, D.C., accounts for most of the increase in book value of our commercial property portfolios from December 31, 2003, while seasonal build-out of inventory contributed to the increase in our residential operations.

Q3/2004 INTERIM REPORT	5

Cash flow from real estate operations increased 13% to $684 million. Our commercial property operations showed continued growth in operating income on a same property basis and benefitted from the successful completion of a major sublease at 300 Madison Avenue and the addition of our Washington, D.C. properties. Our residential operations continued to benefit from a strong market, which combined with a higher number of active selling communities contributed higher cash flows in the quarter. In the first nine months of 2003, we recorded gains of $42 million from development properties on the sale of excess residential lot inventory in California.

Power Generating Operations

Our power generating operations are predominantly hydroelectric facilities located on river systems mainly in North America, most of which contain reservoirs that enable us to generate increased revenues through the sale of power during periods of high demand. The composition of our power generating operations and the associated operating cash flows are as follows:

	Capacity (MW)		Book Value		Operating Cash Flow [1]
					Three Months Ended		Nine Months Ended
	Sept. 30	Dec. 31	Sept. 30	Dec. 31	September 30		September 30
US$ MILLIONS	2004	2003	2004	2003	2004	2003	2004	2003
Ontario, Canada	957	957	$993	$977	$38	$23	$103	$68
Quebec, Canada	266	266	338	328	11	7	43	17
New England	200	174	264	228	8	3	27	7
New York	779	—	876	—	1	—	1	—
Other North America	319	304	320	299	7	2	33	23
Brazil	102	60	89	50	3	—	6	—

	2,623	1,761	2,880	1,882	68	35	213	115
Under development	9	25	34	45	—	—	—	—

Total	2,632	1,786	$2,914	$1,927	$68	$35	$213	$115

Underlying value estimate			$4,380

1.	Includes revenues net of direct operating expenses.

The book value of our power generating assets increased from December 31, 2003 principally due to the acquisition of 779 megawatts of power generating operations in New York, 42 megawatts of power generating operations in Brazil and the completion of a 25 megawatt cogeneration plant in New Hampshire in the first quarter.

Operating cash flow increased 85% to $213 million for the nine months as a result of record generation, which exceeded our long-term averages for this period. In addition, the flexibility of our hydroelectric asset base allowed us to sell power during the most optimal pricing periods, offsetting the impact of lower “all hours” average prices. During the first nine months of 2004, production totalled approximately 6,004 gigawatt hours across our portfolio of 120 power generating plants compared with 4,444 gigawatt hours in 2003, as a result of improved hydrology conditions and increased contributions from plants acquired and developed since the first quarter of 2003.

Funds Management

We manage dedicated investment funds for ourselves and on behalf of institutional and other investors. These funds are currently concentrated in five areas of activity: Bridge Lending, Mezzanine Finance, Restructuring, Opportunistic Investments and Structured Products. Our current industry focus is in real estate, power generation and resources.

The book value of our funds management operations increased during the first nine months as we continue to expand these activities. All of our funds continue to experience strong deal flow and closed on a number of transactions during the quarter.

Cash flow from operations increased 7% to $141 million for the nine months ended September 30, 2004. The contribution from Bridge Lending, Real Estate Finance and Restructuring activities increased due to a higher level of activity. Structured Products includes our reinsurance activities, which benefitted from strong performance on existing contracts and underwritings, while the contribution from capital markets declined from the 2003 results which included particularly strong results from high yield investment activities.

The following table shows the composition of the book values and funds under management at September 30, 2004 and December 31, 2003, together with the associated operating cash flows:

6	Brascan Corporation

	Assets Under
	Management [1]	Book Value		Operating Cash Flow [2]
				Three Months Ended		Nine Months Ended
	Sept. 30	Sept. 30	Dec. 31	September 30		September 30
US$ MILLIONS	2004	2004	2003	2004	2003	2004	2003
Bridge Lending	$1,000	$630	$318	$10	$6	$24	$15
Real Estate Finance	600	82	157	3	2	11	4
Restructuring	350	65	64	6	2	13	5
Real Estate Opportunity	1,000	5	—	—	—	—	—
Structured Products	846	561	288	8	6	30	16
Capital Markets	250	163	273	8	8	55	64
Traditional assets under management	2,750	2	—	1	—	2	—
Other	140	140	115	1	12	6	28

Total	$6,936	$1,648	$1,215	$37	$36	$141	$132

Underlying value estimate		$2,056

1.	Capital committed by Brascan and its investment partners.
2.	Includes investment income and fees net of associated operating expenses.

Investments

Investments consist of assets which do not currently form part of our operations, but which may be integrated into our operations in the future, or alternatively may be disposed of on an opportunistic basis.

The composition of the company’s investments is as follows:

	Underlying Value			Book Value
		Sept. 30		Sept. 30	Dec. 31
US$ MILLIONS	% Interest	2004		2004	2003
Real estate
Canary Wharf Group, plc	—	$—		$—	$153
Resources
Noranda Inc.	42%	2,124	[1]	1,336	1,212
Norbord Inc.	22%	527	[1,2]	168 [2]	356
Fraser Papers Inc.	42%	213		213	—
Katahdin Paper Company, LLC	100%	91		91	76
Business services
Banco Brascan, S.A.	40%	54		54	45
Other publicly listed investments	various	100		100	72
Other private equity investments	various	173		96	89

		$3,282		$2,058	$2,003

1.	Based on stock market prices as at September 30, 2004.
2.	The book value and underlying value include 20 million Norbord shares against which the company has issued exchangeable debentures.

During the first nine months we increased our investment in Canary Wharf Group, plc to 16% and, together with our institutional partners, we own a 26% interest. Our investment now represents a long-term core holding, and accordingly we have integrated it with our other long-term real estate operations under “Real Estate”.

The book value of our investments increased as a result of the equity accounted earnings from our investments in Noranda, Norbord and Fraser Papers, which produced outstanding results due to higher commodity prices and volumes. During the quarter, Norbord (formerly Nexfor) completed the distribution of Fraser Papers Inc. to shareholders.

Investment and Other Income

Investment and other income includes investment income from our financial assets as well as the contribution from our investments (other than our equity accounted investments in Noranda, Norbord and Fraser Papers, which are described separately) and other items.

Q3/2004 INTERIM REPORT	7

CAPITAL RESOURCES AND LIQUIDITY

Cash and Financial Assets

Although we generate substantial amounts of cash flow within our operations, we generally carry modest cash balances and instead utilize excess cash to repay revolving credit lines and invest in shorter term financial assets which generate better returns while still providing a source of liquidity to fund investment initiatives. Cash balances at September 30, 2004 totalled $539 million. Financial assets of $1,057 million represent securities that are not actively deployed within our financial operations, and which can, with varying degrees of timing, be liquidated and utilized to fund strategic acquisitions. Financial assets increased from $854 million at December 31, 2003.

Working Capital and Other Assets and Liabilities

Working capital balances include trade accounts receivable and payable held in the normal course of each of our operating businesses and other balances, including future income tax liabilities, as well as other accrued asset balances and provisions. Working capital and other balances represented a net liability of $838 million compared with a net liability of $122 million at December 31, 2003, largely as a result of increased operating liabilities in our funds management and real estate operations. Operating costs increased during the period as a result of continued expansion in our businesses and increased cash taxes paid during the quarter by our home building operations.

Capitalization

	Underlying Value	Book Value		Operating Cash Flow
				Three Months Ended		Nine Months Ended
	Sept. 30	Sept. 30	Dec. 31	September 30		September 30
US$ MILLIONS	2004	2004	2003	2004	2003	2004	2003
Non-recourse borrowings
Property specific mortgages	$5,944	$5,944	$4,881	$84	$76	$238	$221
Other debt of subsidiaries	2,376	2,376	2,075	29	26	96	75
Corporate borrowings	1,431	1,431	1,213	21	19	64	49
Shareholders’ interests	14,657	6,948	6,401	287	211	802	600

	$24,408	$16,699	$14,570	$421	$332	$1,200	$945

Borrowings

Borrowings include amounts which have recourse only to specific properties, recourse only to assets owned by the company’s subsidiaries, and long-term and short-term obligations of Brascan. Property specific mortgages increased as a result of financing existing and recently acquired commercial real estate and power generating assets, including the issuance of a $500 million acquisition bridge loan to finance the acquisition of power generating operations in upstate New York. In addition, other debt of subsidiaries increased due to the issuance of a $201 million debenture exchangeable into 20 million shares of Norbord Inc. and additional construction financing required to build out residential communities. Interest expense increased as a result of increased debt outstanding, compared with the first nine months of 2003, as well as a continued shift in our interest rate profile from floating rates to fixed rates.

Shareholders’ Interests

Shareholders’ interests are comprised of three components: participating interests of other subsidiaries in our operating assets; non-participating preferred equity issued by the company and its subsidiaries; and common equity of Brascan.

8	Brascan Corporation

Shareholders’ interests are as follows:

	Number of Shares		Underlying Value	Book Value		Operating Cash Flow [1]
						Three Months Ended		Nine Months Ended
	Sept. 30		Sept. 30	Sept. 30	Dec. 31	September 30		September 30
US$ MILLIONS	2004		2004	2004	2003	2004	2003	2004	2003
Participating interests of others in assets
Real estate
Commercial	77.7	[2]	$2,815	$1,049	$998	$52	$40	$188	$124
Residential	15.3	[2]	434	79	190	17	24	31	46
Power generation	24.1	[2]	305	190	184	4	3	17	9
Other			187	187	144	—	—	—	2

			3,741	1,505	1,516	73	67	236	181

Non-participating preferred equity
Corporate			852	852	852	15	14	45	45
Subsidiaries			1,205	1,205	1,009	11	6	39	19

			2,057	2,057	1,861	26	20	84	64

Common equity	271.8	[3]	8,859	3,386	3,024	188	124	482	355

1.	Represents share of operating cash flows attributable to the interests of the respective shareholders and includes cash distributions.
2.	Represents the number of shares not owned by Brascan.
3.	Includes convertible instruments on an “as converted” basis.

Participating interests of others in assets decreased from $1,516 million to $1,505 million during the first nine months of 2004, due in large part to a special dividend paid by our residential real estate subsidiary, while minority interest expense increased as a result of higher operating cash flows from our commercial properties business. In addition, preferred dividends paid by subsidiaries increased from $19 million in the prior period to $39 million currently, as a result of the dividends associated with the $561 million of preferred shares issued by our commercial properties operations during 2003 and 2004 through four offerings with favourable dividend rates averaging 5.3%.

Contractual Obligations

The following table presents the contractual obligations of the company by payment periods:

		Payments Due by Period
US$ MILLIONS		Less than	1–3	4–5	After 5
Contractual Obligations	Total	One Year	Years	Years	Years
Long-term debt
Property specific mortgages	$5,944	$89	$1,755	$578	$3,522
Other debt of subsidiaries	2,376	313	1,229	10	824
Corporate borrowings	1,431	318	13	300	800
Commitments	446	446	—	—	—

Contractual obligations include $446 million of commitments by the company and its subsidiaries provided in the normal course of business, including: commitments to provide bridge financing; and letters of credit and guarantees provided in respect of power sales contracts and reinsurance obligations, which are not included in the consolidated balance sheet.

Q3/2004 INTERIM REPORT	9

NET INCOME

The following table presents a reconciliation between net income and operating cash flow, together with an analysis of the non-cash items which represent the differences between the two measures:

	Three Months Ended September 30		Nine Months Ended September 30
US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	2004	2003	2004	2003
Cash flow from operations and gains	$203	$138	$527	$400
Less: dividends from Noranda and Norbord	15	17	47	50

	188	121	480	350
Depreciation and amortization	60	38	172	109
Taxes and other provisions	56	41	163	99
Minority share of non-cash items	(34)	(27)	(106)	(72)
Equity accounted income from Noranda, Norbord and Fraser Papers
Excluding restructuring charges and gains	86	19	277	11
Restructuring charges and gains	—	12	—	(6)

Net income	$192	$100	$528	$219

Net income per share	$0.68	$0.32	$1.85	$0.65

Net income increased significantly in the first nine months of 2004. This was due to the increase in cash flow from operations discussed earlier, as well as substantial improvements in the results of both Noranda and Norbord due to higher product prices, volumes and cost efficiencies.

Depreciation and amortization was higher during 2004 compared with the prior results, due in part to the acquisition and development of additional commercial properties and power generation facilities. In addition, changes in accounting guidelines required our commercial property operations to adopt the straight-line method for depreciation that resulted in increased depreciation charges of $43 million during the first nine months of the year ($15 million in the third quarter).

Taxes and other provisions, which consist primarily of non-cash tax provisions, increased during 2004 due in large measure to the increased profitability of Brascan’s operations. Brascan operates with significant tax losses, and reflects the changes in the carrying value of tax losses utilized or generated during the period. Accounting guidelines also require us to record tax expense in relation to equity earnings from our resource investments even though these earnings were not taxable to Brascan during the period.

Minority share of non-cash items reflects the extent to which the foregoing charges are attributable to the shareholders of operating subsidiaries, primarily Brookfield Properties and Brookfield Homes.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In particular, estimates required in the normal course of preparing Brascan’s financial statements include the determination of: future cash flows utilized in assessing net recoverable amounts and net realizable values; depreciation and amortization; value of goodwill and intangible assets; ability to utilize tax losses; hedge effectiveness; and fair values for disclosure purposes. These estimates have been applied in a manner consistent with that in the prior period. These estimates are impacted by, among other things, movements in interest rates and other factors as described in the analysis of business environment and risks included in our annual MD&A. The interrelated nature of these factors prevents us from quantifying the overall impact of movements on the company’s financial statements.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2004, the company implemented the new Canadian Institute of Chartered Accountants (“CICA”) issued Handbook section 1100, “Generally Accepted Accounting Principles”. Section 1100 establishes standards for financial reporting in accordance with GAAP, and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. In particular, this section requires the company to record income arising from tenant leases and depreciation on buildings on a straight-line basis. Adoption of this section resulted in recognition of additional straight-line rental

10	Brascan Corporation

revenue of $16 million and additional depreciation of $43 million, before any tax effect during the nine months ended September 30, 2004 ($6 million of additional straight-line rental revenue and $15 million of additional depreciation during the third quarter of 2004).

Effective January 1, 2004, the company adopted CICA Handbook section 3063, “Impairment of Long-Lived Assets”. The section provides that an impairment loss be recognized when the carrying value of an asset exceeds the total undiscounted cash flows expected from its use and eventual disposition. The impairment recognized is measured as the amount by which the carrying value exceeds its fair value. The adoption of section 3063 did not have a significant impact on the company’s consolidated interim financial statements.

Effective January 1, 2004, the company adopted CICA Handbook section 3110, “Asset Retirement Obligations”. Section 3110 addresses the recognition and re-measurement of obligations associated with the retirement of a tangible long-lived asset. This standard provides that obligations associated with the retirement of tangible long-lived assets be recorded as liabilities when those obligations are incurred, with the amount of the liability initially measured at fair value. These obligations are capitalized to the book value of the related long-lived assets and are depreciated over the useful life of the related asset. The adoption of section 3110 did not have a significant impact on the company’s consolidated interim financial statements.

Effective January 1, 2004, the company adopted Accounting Guideline 13, “Hedging Relationships” (AcG 13), the new accounting guideline issued by the CICA which increases the documentation, designation and effectiveness criteria to achieve hedge accounting. The guideline requires the discontinuance of hedge accounting for hedging relationships previously established that do not meet the criteria at the date it is first applied. AcG 13 does not change the method of accounting for derivatives in hedging relationships, but EIC 128, “Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments”, effective when AcG 13 is adopted, requires fair value accounting for derivatives that do not qualify for hedge accounting. Realized and unrealized gains and losses on derivative financial instruments designated as hedges of financial risks are included in income in the same period as when the underlying asset, liability or anticipated transaction affects income. The adoption of AcG 13 did not have a significant impact on the company’s consolidated interim financial statements.

Effective January 1, 2004, the company adopted CICA Emerging Issue Committee Abstract 140, “Accounting for Operating Leases Acquired in Either an Asset Acquisition or Business Combination”, (EIC 140). This standard requires that where a company acquires real estate in either an asset acquisition or business combination, a portion of the purchase price should be allocated to the in-place leases to reflect the intangible amounts of leasing costs, above or below market leases and tenant relationship values, if any. These intangible costs are amortized over their respective lease terms. The adoption of EIC 140 did not have a significant impact on the company’s consolidated interim financial statements.

/s/ Brian D. Lawson
Brian D. Lawson Chief Financial Officer

November 4, 2004

Note: This Interim Report to shareholders contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company’s 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This Interim Report to shareholders and accompanying consolidated financial statements make reference to cash flow from operations on a total and per share basis. Management uses cash flow from operations as a key measure to evaluate performance and to determine the underlying value of its businesses. The consolidated statement of cash flow from operations provides a full reconciliation between this measure and net income. Readers are encouraged to consider both measures in assessing Brascan’s results.

Q3/2004 INTERIM REPORT	11

QUARTERLY FINANCIAL STATISTICS

	2004			2003				2002
US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total
Cash flow from operations	$203	$178	$146	$224	$138	$132	$130	$117
Net income (loss)	$192	$189	$147	$189	$100	$63	$56	$(110)
Common equity — book value	$3,386	$3,187	$3,097	$3,024	$2,919	$2,864	$2,736	$2,625
Common shares outstanding	258.0	258.0	257.7	256.1	256.5	256.4	256.8	261.2

Per common share (diluted)
Cash flow from operations	$0.72	$0.64	$0.49	$0.80	$0.46	$0.44	$0.44	$0.38
Net income (loss)	$0.68	$0.67	$0.50	$0.67	$0.32	$0.18	$0.15	$(0.47)
Dividends	$0.14	$0.13	$0.13	$0.13	$0.13	$0.12	$0.11	$0.11
Book value	$13.12	$12.36	$12.05	$11.69	$11.27	$11.03	$10.51	$9.90
Market trading price (NYSE)	$30.20	$28.24	$26.84	$20.36	$16.81	$16.37	$13.27	$13.67
Market trading price (TSX) — C$	$38.13	$37.42	$34.87	$26.49	$22.76	$22.17	$19.62	$21.17

CORPORATE SECURITIES AND DIVIDENDS

The composition of securities issued by Brascan Corporation and the dividends paid in the past three fiscal years are as follows:

			Dividends per share
	Shares Outstanding		Dec. 31	Dec. 31	Dec. 31
	at Sept. 30, 2004	Dividend Rate	2003	2002	2001
Class A Common Shares	257,918,784	$0.56 [1]	$0.49	$0.44	$0.44
Class A Preferred Shares
Series 1 [3]	—	65% P	0.54	0.43	0.70
Series 2	10,465,100	70% P	0.59	0.46	0.71
Series 3	1,171	B.A. + 40 b.p. [2]	2,112.47	1,579.32	2,902.70
Series 4 + 7	2,800,000	70% P/8.5%	0.59	0.46	0.71
Series 8	1,049,792	Variable up to P	0.81	0.65	1.01
Series 9	2,950,208	5.63%	1.01	0.90	—
Series 10	10,000,000	5.75%	1.03	0.92	0.26
Series 11	4,032,401	5.50%	0.98	0.54	—
Series 12	7,000,000	5.40%	0.83	—	—
Preferred Securities
Due 2050	5,000,000	8.35%	1.49	1.37	—
Due 2051	5,000,000	8.30%	1.48	0.92	—

1.	Common share dividends are declared on a quarterly basis at the discretion of the Board.
2.	Rate determined in a monthly auction.
3.	Redeemed July 30, 2004.
P — Prime Rate     B.A. — Banker’s Acceptance Rate     b.p. — Basis Points

12	Brascan Corporation

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF INCOME

	Three Months Ended		Nine Months Ended
UNAUDITED	September 30		September 30
US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	2004	2003	2004	2003
Total revenues and gains	$1,062	$835	$2,728	$2,230

Net operating income
Real estate	243	222	684	606
Power generation	68	35	213	115
Funds management	37	36	141	132
Investment income and other	96	38	208	91

	444	331	1,246	944
Expenses
Interest expense	134	121	398	345
Minority share of income before non-cash items	84	73	275	200
Other operating costs	22	16	53	47
Cash income taxes	16	—	40	2

Income before non-cash items	188	121	480	350
Depreciation and amortization	60	38	172	109
Taxes and other non-cash items	56	41	163	99
Minority share of non-cash items	(34)	(27)	(106)	(72)
Equity accounted income from investments	86	31	277	5

Net income	$192	$100	$528	$219

Net income per common share
Diluted	$0.68	$0.32	$1.85	$0.65
Basic	$0.68	$0.33	$1.87	$0.67

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

		Three Months Ended		Nine Months Ended
	UNAUDITED	September 30		September 30
	US$ MILLIONS	2004	2003	2004	2003
	Retained earnings, beginning of period	$1,914	$1,501	$1,685	$1,491
	Net income	192	100	528	219
	Preferred equity issue costs	—	—	—	(4)
Shareholder distributions	— Preferred equity	(15)	(14)	(45)	(45)
	— Common equity	(35)	(33)	(102)	(93)
	Amount paid in excess of the book value of common shares purchased for cancellation	—	(6)	(10)	(20)

	Retained earnings, end of period	$2,056	$1,548	$2,056	$1,548

Q3/2004 INTERIM REPORT	13

CONSOLIDATED STATEMENT OF CASH FLOWS

	Three Months Ended		Nine Months Ended
UNAUDITED	September 30		September 30
US$ MILLIONS	2004	2003	2004	2003
Operating activities
Income before non-cash items	$188	$121	$480	$350
Dividends from Noranda Inc.	11	12	33	37
Dividends from Norbord Inc.	4	5	14	13

Cash flow from operations and gains	203	138	527	400
Commercial property gains, net of minority share	—	—	(30)	—
Special dividend from Norbord Inc.	48	—	48	—
Net change in non-cash working capital balances	88	48	72	82

Cash flow provided by operating activities	339	186	617	482

Financing activities
Corporate borrowings, net of repayments	208	(20)	207	377
Property specific mortgages, net of repayments	773	(72)	954	(188)
Other debt of subsidiaries, net of repayments	(35)	199	141	110
Corporate preferred equity issued	—	—	—	117
Preferred equity of subsidiaries issued	—	—	143	73
Common shares and equivalents repurchased	—	(16)	(19)	(79)
Common shares of consolidated subsidiaries repurchased	—	(50)	(17)	(138)
Special dividend distributed to minority	—	—	(140)	—
Undistributed minority share of cash flow	55	46	177	133
Shareholder distributions	(50)	(47)	(147)	(138)

Cash flow provided by financing activities	951	40	1,299	267

Investing activities
Investment in or sale of operating assets, net
Real estate	(77)	(80)	(375)	(248)
Power generation	(908)	(21)	(999)	(37)
Funds management	(49)	(2)	(28)	(355)
Financial assets	(173)	133	(208)	117
Investments	27	(212)	(149)	(250)

Cash flow used in investing activities	(1,180)	(182)	(1,759)	(773)

Cash and cash equivalents
Increase (decrease)	110	44	157	(24)
Balance, beginning of period	429	264	382	332

Balance, end of period	$539	$308	$539	$308

14	Brascan Corporation

CONSOLIDATED BALANCE SHEET

	(UNAUDITED)
	September 30		December 31
US$ MILLIONS	2004		2003
Assets
Cash and cash equivalents		$539		$382
Securities		1,057		854
Accounts receivable and other		1,378		1,623
Property, plant and equipment
Real estate		8,871		8,311
Power generation		2,914		1,927
Funds management
Securities	$810		$704
Loans receivable	731		409
Other	107		102

		1,648		1,215
Investments		2,508		2,003

		$18,915		$16,315

Liabilities
Non-recourse borrowings
Property specific mortgages		$5,944		$4,881
Other debt of subsidiaries		2,376		2,075
Corporate borrowings		1,431		1,213
Accounts and other payables		2,216		1,745
Shareholders’ interests
Minority interests of others in assets		1,505		1,516
Preferred equity
Corporate		852		852
Subsidiaries		1,205		1,009
Common equity		3,386		3,024

		$18,915		$16,315

Q3/2004 INTERIM REPORT	15

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — UNAUDITED

1.	Summary of Accounting Policies

Reference is made to the most recently issued Annual Report of Brascan Corporation (the “company”), which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s significant accounting policies and practices were presented as Note 1 to the Consolidated Financial Statements included in that Report, and have been consistently applied in the preparation of these interim financial statements except for the changes in accounting policies, described in Note 2.

     The interim financial statements are unaudited. Financial information in this Report reflects any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to a fair statement of results for the interim periods in accordance with Canadian generally accepted accounting principles (“GAAP”).

     The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. Certain prior period amounts have been reclassified to conform to the current period’s presentation.

2.	Changes in Accounting Policies

Effective January 1, 2004, the company implemented the new Canadian Institute of Chartered Accountants (“CICA”) issued Handbook section 1100, “Generally Accepted Accounting Principles”. Section 1100 establishes standards for financial reporting in accordance with GAAP, and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. In particular, this section requires the company to record income arising from tenant leases and depreciation on buildings on a straight-line basis. Adoption of this section resulted in recognition of additional straight-line rental revenue of $16 million and additional depreciation of $43 million, before any tax effect during the first nine months ended September 30, 2004 ($6 million of additional straight-line rental revenue and $15 million of additional depreciation during the third quarter of 2004).

     Effective January 1, 2004, the company adopted CICA Handbook section 3063, “Impairment of Long-Lived Assets”. The section provides that an impairment loss be recognized when the carrying value of an asset exceeds the total undiscounted cash flows expected from its use and eventual disposition. The impairment recognized is measured as the amount by which the carrying value exceeds its fair value. The adoption of section 3063 did not have a significant impact on the company’s consolidated interim financial statements.

     Effective January 1, 2004, the company adopted CICA Handbook section 3110, “Asset Retirement Obligations”. Section 3110 addresses the recognition and re-measurement of obligations associated with the retirement of a tangible long-lived asset. This standard provides that obligations associated with the retirement of tangible long-lived assets be recorded as liabilities when those obligations are incurred, with the amount of the liability initially measured at fair value. These obligations are capitalized to the book value of the related long-lived assets and are depreciated over the useful life of the related asset. The adoption of Section 3110 did not have a significant impact on the company’s consolidated interim financial statements.

     Effective January 1, 2004, the company adopted Accounting Guideline 13, “Hedging Relationships” (AcG 13), the new accounting guideline issued by the CICA which increases the documentation, designation and effectiveness criteria to achieve hedge accounting. The guideline requires the discontinuance of hedge accounting for hedging relationships previously established that do not meet the criteria at the date it is first applied. AcG 13 does not change the method of accounting for derivatives in hedging relationships, but EIC 128, “Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments”, effective when AcG 13 is adopted, requires fair value accounting for derivatives that do not qualify for hedge accounting. Realized and unrealized gains and losses on derivative financial instruments designated as hedges of financial risks are included in income in the same period as when the underlying asset, liability or anticipated transaction affects income. The adoption of AcG 13 did not have a significant impact on the company’s consolidated interim financial statements.

     Effective January 1, 2004, the company adopted CICA Emerging Issue Committee Abstract 140, “Accounting for Operating Leases Acquired in Either an Asset Acquisition or Business Combination”, (EIC 140). This standard requires that where a company acquires real estate in either an asset acquisition or business combination, a portion of the purchase price should be allocated to the in-place leases to reflect the intangible amounts of leasing costs, above or below market leases and tenant relationship values, if any. These intangible costs are amortized over their respective lease terms. The adoption of EIC 140 did not have a significant impact on the company’s consolidated interim financial statements.

3.	Acquisitions

On September 27, 2004, the company acquired 71 hydroelectric power generating plants, totalling 674 megawatts of capacity, and one 95 megawatt co-generation facility, in upstate New York, from Reliant Energy Inc. for $874 million. The acquisition was closed in the third quarter of 2004.

16	Brascan Corporation

4.	Guarantees and Commitments

In the normal course of operations, the company and its consolidated subsidiaries execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets, sales of services, securitization agreements, and underwriting and agency agreements. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents the company from making a reasonable estimate of the maximum potential amount it could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the company nor its consolidated subsidiaries have made significant payments under such indemnification agreements.

     The company provides guarantees from time to time as described in Note 14 of the annual financial statements. There have been no material changes, for the period ended September 30, 2004, to the disclosures related to the guarantees and commitments as reported in the most recent annual financial statements.

5.	Common Equity

The company’s common equity is comprised of the following:

	(UNAUDITED)
	September 30	December 31
US$ MILLIONS	2004	2003[1]
Convertible notes	$20	$52
Class A and B common shares	1,217	1,188
Retained earnings	2,056	1,685
Cumulative translation adjustment	93	99

Common equity	$3,386	$3,024

SHARES OUTSTANDING
Class A and Class B common shares issued	258,046,464	256,120,609
Unexercised options	12,302,992	11,363,277
Reserved for conversion of subordinated notes	1,437,595	3,792,206

Total fully diluted common shares	271,787,051	271,276,092

1.	Share outstanding numbers adjusted to reflect three-for-two stock split

Brascan completed its previously announced three-for-two stock split of the company’s outstanding common shares by way of a special dividend. Shareholders of record at the close of business on May 21, 2004 received one-half of a Brascan common share for each common share held (ie. one additional share for every two shares held) on June 1, 2004.

6.	Stock Based Compensation

The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period.

     Options issued under the company’s Management Share Option Plan (“MSOP”) vest proportionately over five years and expire ten years after the grant date. The exercise price is equal to the market price at the grant date.

     During the first quarter of 2004, the company granted 1,200,000 stock options at an exercise price of C$30.07 per share, which was equal to the market price on the grant date. The compensation expense was calculated using the LEAPS method of valuation, assuming a 7.5 year term, 12% volatility, a weighted average expected dividend yield of 2.3% annually and an interest rate of 4.0%.

7.	Segmented and Other Information

Revenue and assets by geographic segments are as follows:

	Three Months	Nine Months		Three Months	Nine Months
	Ended	Ended		Ended	Ended
UNAUDITED	Sept. 30, 2004	Sept. 30, 2004	Sept. 30, 2004	Sept. 30, 2003	Sept. 30, 2003	Dec. 31, 2003
US$ MILLIONS	Revenue	Revenue	Assets	Revenue	Revenue	Assets
United States	$614	$1,576	$9,770	$513	$1,271	$7,812
Canada	330	849	5,786	185	623	5,141
International	118	303	3,359	137	336	3,362

Revenue	$1,062	$2,728	$18,915	$835	$2,230	$16,315

Q3/2004 INTERIM REPORT	17

Revenue, cash flow from operations, net income and assets by reportable segments are as follows:

	Operations
	Three Months Ended Sept. 30, 2004			Nine Months Ended Sept. 30, 2004			Sept. 30, 2004
		Cash flow			Cash flow
UNAUDITED		from	Net		from	Net
US$ MILLIONS	Revenue	Operations	Income	Revenue	Operations	Income	Assets
Real estate
Commercial properties	$223	$170	$170	$822	$581	$581	$6,955
Residential properties	412	62	62	893	139	139	936
Income producing land	8	3	3	23	8	8	126
Development properties	—	—	—	—	—	—	805
Real estate services	33	8	8	93	16	16	49
Power generation	124	68	68	389	213	213	2,914
Funds management	79	37	37	251	141	141	1,648
Investments	94	22	93	126	64	294	2,508

	973	370	441	2,597	1,162	1,392	15,941
Financial assets and other	89	89	89	131	131	131	2,974

	$1,062	459	530	$2,728	1,293	1,523	$18,915
Cash interest and other cash expenses		256	256		766	766
Depreciation, taxes and other non-cash items		—	82		—	229

Cash flow/income from continuing operations		$203	$192		$527	$528

	Operations
	Three Months Ended Sept. 30, 2003			Nine Months Ended Sept. 30, 2003			Dec. 31, 2003
		Cash flow			Cash flow
UNAUDITED		from	Net		from	Net
US$ MILLIONS	Revenue	Operations	Income	Revenue	Operations	Income	Assets
Real estate
Commercial properties	$264	$156	$156	$766	$468	$468	$6,622
Residential properties	350	40	40	785	81	81	738
Income producing land	—	1	1	11	3	3	129
Development properties	18	18	18	42	42	42	774
Real estate services	28	7	7	73	12	12	48
Power generation	84	35	35	210	115	115	1,927
Funds management	50	36	36	227	132	132	1,215
Investments	14	28	42	38	63	18	2,003

	808	321	335	2,152	916	871	13,456
Financial assets and other	27	27	27	78	78	78	2,859

	$835	348	362	$2,230	994	949	$16,315
Cash interest and other cash expenses		210	210		594	594
Depreciation, taxes and other non-cash items		—	52		—	136

Cash flow/income from continuing operations		$138	$100		$400	$219

Cash taxes paid, including water rental payments on our power generating operations, for the nine month period were $62 million (2003 —$10 million) and are included in other cash expenses. Cash interest paid totalled $374 million (2003 — $349 million).

18	Brascan Corporation

SHAREHOLDER INFORMATION

Stock Exchange Listings	Outstanding at Sept. 30, 2004	Symbol	Stock Exchange
Class A Common Shares	257,918,784	BNN / BNN.A	New York / Toronto
Class A Preference Shares
Series 2	10,465,100	BNN.PR.B	Toronto
Series 3	1,171	BNN.PR.F	Toronto Venture
Series 4	2,800,000	BNN.PR.C	Toronto
Series 8	1,049,792	BNN.PR.E	Toronto
Series 9	2,950,208	BNN.PR.G	Toronto
Series 10	10,000,000	BNN.PR.H	Toronto
Series 11	4,032,401	BNN.PR.I	Toronto
Series 12	7,000,000	BNN.PR.J	Toronto
Preferred Securities
Due 2050	5,000,000	BNN.PR.S	Toronto
Due 2051	5,000,000	BNN.PR.T	Toronto

Dividend Record and Payment Dates	Record Date	Payment Date
Class A Common Shares [1]	First day of February, May, August and November	Last day of February, May, August and November
Class A Preference Shares [1]
Series 2, 4, 10, 11 and 12	15th day of March, June, September and December	Last day of March, June, September and December
Series 3	Second Wednesday of each month	Thursday following second Wednesday of each month
Series 8	Last day of each month	12th day of following month
Series 9	15th day of January, April, July and October	First day of February, May, August and November
Preferred Securities [2]	15th day of March, June, September and December	Last day of March, June, September and December

1.	All dividends are subject to declaration by the company’s Board of Directors.
2.	These securities pay interest on a quarterly basis.

Dividend Reinvestment Plan

Registered holders of Class A common shares who are resident in Canada may elect to receive their dividends in the form of newly issued Class A common shares at a price equal to the weighted average price at which the shares traded on the Toronto Stock Exchange during the five trading days immediately preceding the payment date of such dividends.

The utilization of the Plan allows current shareholders to acquire additional shares in the company without payment of commissions. Further details on the Plan and a Participation Form can be obtained from the company’s Head Office or from its web site.

Communications

We endeavour to keep our shareholders informed of our progress through a comprehensive annual report, quarterly interim reports, periodic press releases and quarterly conference calls.

Brascan maintains a web site that provides summary information on the company and ready access to our published reports, press releases, statutory filings, supplementary information and stock and dividend information.

We maintain an investor relations program to respond to enquiries in a timely manner. Management meets on a regular basis with investment analysts, financial advisors and investors to ensure that accurate information is available to investors, including quarterly conference calls and webcasts to discuss the company’s financial results. We also endeavour to ensure that the media are kept informed of developments as they occur.

Q3/2004 INTERIM REPORT	19

Shareholder Enquiries

Shareholder enquiries should be directed to Katherine Vyse, Senior Vice-President, Investor Relations and Communications at 416-363-9491 or kvyse@brascancorp.com. Alternatively shareholders may contact the company at the Head Office:

Toronto:		New York:
Suite 300, 181 Bay Street		One Liberty Plaza
BCE Place, P.O. Box 762		165 Broadway, 6th Floor
Toronto, Ontario M5J 2T3		New York, New York 10006
Telephone:	416-363-9491	Telephone:	212-417-7000
Facsimile:	416-363-2856	Facsimile:	212-417-7014

Web Site:	www.brascancorp.com
e-mail:	enquiries@brascancorp.com

Shareholder enquiries relating to dividends, address changes and share certificates should be directed to our Transfer Agent:

CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario M5C 2W9

Telephone:	416-643-5500 or
1-800-387-0825
(Toll free in Canada and U.S.A.)
Facsimile:	416-643-5501
Web Site:	www.cibcmellon.com
e-mail:	inquiries@cibcmellon.com

Brascan Corporation is an asset management company. With a focus on real estate and power generation, the company has direct investments of $19 billion and a further $7 billion of assets under management.
These include 70 premier office properties and 120 power generating plants. Brascan is listed on the
New York and Toronto stock exchanges under the symbol BNN and BNN.a, respectively.

20	Brascan Corporation